UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       [  ] Form 10-K   [  ] Form 20-F    [  ] Form 11-K   [ X ] Form 10-Q   [  ] Form 10-D                    [  ] Form N-SAR   [  ] Form N-CSR

For Period Ended:  March 31, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________

PART I - - REGISTRANT INFORMATION

Moscow CableCom Corp.
Full Name of Registrant

Andersen Group, Inc.
Former Name if Applicable

153 East 53rd Street, 58th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, Sate and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Moscow CableCom Corp. (“the Company”) is unable to file its quarterly report on Form 10-Q for the three months ended March 31, 2007 within the prescribed time period, because the Company has been temporarily understaffed in its accounting and financial reporting departments.  Despite diligent efforts by the Company’s financial management and personnel, as a result of understaffing and the late filing on May 4, 2007 of its 2006 annual report on Form 10-K, the Company has not been able to fully complete the analysis and review of all accounting and disclosure matters relating to its unaudited consolidated financial statements for the period without incurring unreasonable effort and expense. The Company, at this time, is unable to determine when it will file its first quarter report on Form 10-Q.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrew M. O’Shea	860	298-0444
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [ X ] Yes    [    ] No ________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ]Yes   [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated in Part III to this Form 12b-25, the Company has not been able to complete the analysis and review of all accounting and disclosure matters relating to its unaudited consolidated financial statements for the three months ended March 31, 2007.  As a result, the results of operations that the Company will include in its first quarter report on Form 10-Q are still being finalized. Consequently, the Company is unable to provide a reasonable estimate of those results at this time.

 All statements included in this Form 12b-25 (including the summary below), other than statements or characterizations of historical fact, are forward-looking statements. Examples of forward-looking statements include, but are not limited to: statements concerning projected net revenues, costs and expenses and gross margin for the three month period ended March 31, 2007; and our accounting estimates, assumptions and judgments utilized in developing the following explanations of anticipated changes in our results of our operations, as we expect them to be reported in our first quarter report on Form 10-Q. These forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs, and certain assumptions made by us, all of which are subject to change.  These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, some of which are listed under “Risk Factors” in the Company’s annual report on Form 10-K for the year ended December 31, 2006. These forward-looking statements speak only as of the date of this Report. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

The Company incurred operating losses in 2006 and expects that such losses will continue in 2007 and beyond as the Company continues to rapidly expand its hybrid-fiber coaxial network (“HFC Network”) in Moscow, Russia.  The Company’s current marketing efforts involve significant subsidies of installation costs and new subscriber equipment.  These costs have the effect of increasing both recognized and deferred expenses, which generally exceed current revenues from new subscribers.  The Company has used cash to fund its operating losses and the ongoing construction of the HFC Network, and the Company remains dependent upon external financing to continue these activities.

The following table presents the growth in the number of homes passed by our HFC Network in Moscow, Russia and the number of active subscribers for our services as of each of March 31, 2007, December 31, 2006 and March 31, 2006:

	March 31,	December 31,	March 31,	Year-to-date	One-year
	2007	2006	2006	Change	Change

Homes Passed	853,537	782,249	398,895	9.1%	114.0%
Active Subscribers
Terrestrial television	203,760	173,558	96,914	17.4%	110.2%
Cable television	84,431	65,310	22,256	29.3%	279.4%
Internet	118,158	98,106	46,444	20.4%	154.4%

Penetration levels
Terrestrial television	23.9%	22.2%	24.3%
Cable television	9.9%	8.3%	5.6%
Internet	13.8%	12.5%	11.6%

As a result of the expansion of our HFC Network and the increases in our market penetration, our subscriber service revenues during the first three months of 2007 totaled approximately $10,771,000, which is an increase of approximately 185% over 2006 first quarter subscriber service revenues of $3,780,000. Average revenue per subscriber (“ARPU”) for terrestrial television services improved from $1.50 during the first quarter of 2006 to $1.92 during the first quarter of 2007, due to a tariff increase in 2006 and to the strengthening of the Russian ruble as compared to the US dollar. ARPU for cable television services increased from $10.61 during the first quarter of 2006 to $12.30 in 2007 due to increased take-up of additional premium services, including content offered by NTV Plus and the introduction of pay-per-view services.  ARPU for Internet services declined from $23.14 during the first quarter of 2006 to $21.37 during the first quarter of 2007, primarily due to the Company’s need to adjust its pricing to maintain competitiveness in the Moscow market.  The impact of change in the exchange rate of the Russian ruble to the US dollar contributed approximately $558,000, or 8.1% of the overall increase in service revenues.

Cost of sales increased as a result of increased depreciation of fixed assets installed to expand the HFC Network and equipment provided to subscribers, increased traffic and volume of data transmission through the fiber optic network which carries signals to and from our HFC Network, increased content charges as a result of the expansion of our customer base, and increased salaries and equipment costs which resulted from an increase in the number of new subscribers connected in 2007 over 2006 levels.

Gross margin during the first quarter of 2007 was approximately 35.8% of total sales and revenues, as compared to a gross margin of 30.4% of total sales and revenues for the first quarter of 2006, primarily due to the incremental margin of improved market penetration and higher ARPUs.

Our operating costs increased significantly during the first quarter of 2007 as compared to the first quarter of 2006, due to increased professional fees incurred in connection with accounting and legal review of our financial statements for the year ended December 31, 2006 and in connection with legal advice regarding the proposal by Renova Media Enterprises Ltd., our largest single stockholder (“Renova Media”), to acquire all of the outstanding equity in the Company that it does not directly own, as a result of which the Company and Renova Media entered into an agreement and plan of merger on February 21, 2007, including negotiation of agreements and preparation of filings with the Securities and Exchange Commission. Salaries and benefits increased by approximately 94% due to the higher employment levels required to generate and manage the increased sales volumes and customer base.

As a result of the factors described above, we incurred a larger loss from operations during the first quarter of 2007 as compared the first quarter of 2006.

We also experienced an increase in our interest expense primarily as a result of an aggregate of $10 million of borrowings in two equal tranches in February and March, 2007 under a $45 million bridge loan agreement with an affiliate of Renova Media (the “Renova Affiliate”), and from the compound effect on interest expense from rolling quarterly interest charges into the outstanding principal balance of a term loan agreement dated August 26, 2004 with the Renova Affiliate (“RM Term Loan”). Amortization of debt issuance costs incurred in connection with agreements which enabled us to draw $10 million from the Renova Affiliate pursuant to the RM Term Loan during the first quarter of 2006 also added to the interest costs in the first quarter of 2007, as compared to 2006.

The Russian ruble is the functional currency of our primary operating subsidiary. The strengthening of the Russian ruble against the U.S. dollar during the three months ended March 31, 2007 resulted in the recognition of foreign currency transaction gains relating to U.S. dollar denominated liabilities, including the loans from the Renova Affiliate and certain intercompany loans. Such foreign currency transaction gains were also noted during the first quarter of 2006.

Moscow CableCom Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2007	By: /s/ Tate Fite
Tate Fite
Chief Financial Officer

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